SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2002

CANADIAN PACIFIC RAILWAY LIMITED
(translation of Registrant's name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962, Form S-8 No. 333-13846, Form S-3 No. 2-98605, and Form F-9 No. 333-14014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)



Date: January 21, 2002

By: Name: Robert V. Horte
Title: Assistant Corporate Secretary



CANADIAN
PACIFIC
RAILWAY

News

Release: Immediate, January 21, 2002

CPR REPORTS 12 PER CENT INCREASE IN FOURTH-QUARTER OPERATING INCOME

CALGARY -- Robert Ritchie, President and Chief Executive Officer of Canadian Pacific Railway (NYSE/TSE: CP), said today CPR closed out 2001 with a solid fourth-quarter performance that capped its successful launch on the equity markets. Excluding non-recurring items, operating income for the fourth quarter of 2001 increased 12 per cent to $261 million, compared with the same period of 2000. The operating ratio improved 2.4 points to 72.5 per cent. Net income for the quarter was $118 million, a decline of $7 million due to increased interest expense associated with the change in CPR's capital structure as a result of its spinoff from Canadian Pacific Limited, as well as higher Other Charges due mainly to foreign exchange gains in the prior year. Diluted earnings per share for fourth-quarter 2001 were $0.74, compared with $0.78 in the fourth quarter of 2000.

Non-recurring items in the fourth quarter of 2001 were $11 million ($6 million after tax) in incentive compensation charges and bridge financing fees related to CPR's spinoff. Non-recurring items in the fourth quarter of 2000 related to a $132-million reduction in the future income tax liability associated with a decrease in the Canadian federal income tax rates.

"We began 2001 as part of a conglomerate and by year end had successfully completed a wholesale transformation to a strong, independent pure-play railway. We accomplished this while looking after the all-important business fundamentals of safety, service and productivity," Mr. Ritchie said. "I am also pleased that, overall, we were able to maintain our position in key competitive segments of the business in this period of economic uncertainty."

Total revenues in the fourth quarter of 2001 were $951 million, an increase of $23 million, or 2 per cent over fourth-quarter 2000 due to a timing variance in revenues other than freight, which fluctuate by quarter. Operating expenses, excluding non-recurring items, were $689 million, down $6 million from fourth-quarter 2000.

In freight revenue, the coal increase of 15 per cent was driven by the leading position of CPR's customers in the metallurgical coal market and increases in thermal coal shipments to power generating stations in the United States. Automotive revenues were up about 1 per cent, despite the soft economy, as consumers responded positively to manufacturer financing promotions and demand remained strong for selected models handled by CPR. Revenues held firm in the intermodal business on the continued strength of innovative product offerings and a successful strategy with major retailers to locate their regional distribution facilities adjacent to CPR terminals. Forest products revenues were flat. Grain volumes within the United States increased significantly, however, overall grain revenues slipped 1 per cent due to a reduction in market share from Canada into the United States and a drought that reduced production in Canada. Sulphur and fertilizer revenues were down 5 per cent as a result of weak demand in the North American farm sector and lower export potash shipments. Industrial products revenues were down 10 per cent, largely reflecting weakness in steel and chemical markets.

"Our balanced commodity portfolio enabled CPR to equal its strong performance of fourth-quarter 2000, even as the economic decline accelerated," Mr. Ritchie said. "Although there are fewer employees, they handled the same workload as in fourth-quarter 2000 -- a significant productivity improvement. The systems, infrastructure and talent were in place to meet the challenge."

For the full year of 2001, excluding non-recurring items, net income was $370 million, compared with $401 million in 2000. Diluted earnings per share were $2.33, compared with $2.52 in 2000. The decrease was largely due to higher interest expense following the spinoff and Other Charges which were up $43 million and $20 million, respectively.

Operating income of $841 million in 2001, excluding non-recurring items, was virtually unchanged from 2000, despite the worsening economy and difficult operating conditions in the first half of the year. CPR's operating ratio was 77.3 per cent, up 0.4 points from 2000.

Total revenues were $3,699 million, an increase of $44 million over 2000. Canadian and U.S. coal, as well as U.S. grain experienced sharp increases year over year. Growth in the domestic intermodal business more than offset a decline in international intermodal revenue. Further revenue growth was hindered by the effects of the slowing economy, lower Canadian grain shipments in the last half of the year, and weak demand for sulphur and fertilizers.

Operating expenses, excluding non-recurring items, were $2,858 million, up $48 million from 2000. Productivity improvement measures put in place through the year partially mitigated the effect of higher costs resulting from the severe winter and flooding in the first half of the year. For the full year, employee productivity was up 6 per cent, train weights were up 3 per cent, locomotive productivity increased 4 per cent, freight car utilization improved 12 per cent, and fuel consumption rates improved 3 per cent.

Non-recurring items in 2001 were $25 million ($14 million after tax) for spinoff-related and incentive compensation charges, $17 million ($10 million after tax) for bridge financing fees, and $64 million for tax rate recoveries. In 2000, non-recurring items consisted of a $132-million reduction in the future income tax liability associated with a decrease in the Canadian federal income tax rates.

"I'm proud of what our team accomplished in a year that was full of potential distractions," Mr. Ritchie said. "Our spinoff was an outstanding success. We executed this major change without losing focus on our long-term business plan. Going forward, I expect more from our overall financial performance. I am looking to re-establish the momentum in CPR's earnings growth."

NOTE: This news release may contain forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR's annual report and annual information form. Financial results in this news release are reported in Canadian dollars.

Results for 2001 are based on unaudited financial statements. Audit of the financial statements is under way and is expected to be completed by February 19, 2002.

Canadian Pacific Railway is North America's first transcontinental railway and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. CPR's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. Its track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centres of Mexico. For more information, visit CPR's website at www.cpr.ca.

Contacts:

Media
Len Cocolicchio
Tel.: (403) 319-7591
Cell: (403) 650-2748
len_cocolicchio@cpr.ca

Investment Community
Paul Bell
Vice-President, Investor Relations
Tel.: (403) 319-3591
investor@cpr.ca



CANADIAN PACIFIC RAILWAY

STATEMENT OF CONSOLIDATED INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31
(in millions of Canadian dollars)

	2001 (unaudited)	2000 (audited)
Revenues		
Freight	3,496.7	3,460.1
Other	201.9	195.0
Total revenues	3,698.6	3,655.1
Operating expenses		
Compensation and benefits	1,122.1	1,147.8
Fuel	403.0	409.7
Materials	180.9	213.3
Equipment rents	272.1	266.7
Depreciation and amortization	334.4	304.7
Purchased services and other	545.1	467.7
Total operating expenses	2,857.6	2,809.9
Operating income before the following:	841.0	845.2
Spin-off related and incentive compensation charges (Note 2)	24.5	-
Operating income	816.5	845.2
Other charges (Note 4)	42.7	23.1
Bridge financing fee related to spin-off (Note 2)	17.2	-
Interest expense	209.6	167.0
Income tax expense	136.6	122.8
Net income	410.4	532.3
Basic earnings per share (Note 6)	$ 2.59	$ 3.36
Diluted earnings per share (Note 6)	$ 2.58	$ 3.35

See Notes to Interim Consolidated Financial Statements



CANADIAN PACIFIC RAILWAY

STATEMENT OF CONSOLIDATED INCOME
FOR THE THREE MONTHS ENDED DECEMBER 31
(in millions of Canadian dollars)

	2001 (unaudited)	2000 (unaudited)
Revenues		
Freight	882.2	882.2
Other	68.5	45.8
Total revenues	950.7	928.0
Operating expenses		
Compensation and benefits	268.2	289.1
Fuel	97.4	110.0
Materials	41.7	48.8
Equipment rents	64.2	66.4
Depreciation and amortization	84.8	72.4
Purchased services and other	133.0	108.7
Total operating expenses	689.3	695.4
Operating income before the following:	261.4	232.6
Spin-off related and incentive compensation charges (Note 2)	1.6	-
Operating income	259.8	232.6
Other charges (income) (Note 4)	15.0	(6.7)
Bridge financing fee related to spin-off (Note 2)	9.8	-
Interest expense	66.6	45.5
Income tax expense (recovery)	57.3	(62.0)
Net income	111.1	255.8
Basic earnings per share (Note 6)	$ 0.70	$ 1.62
Diluted earnings per share (Note 6)	$ 0.70	$ 1.61

See Notes to Interim Consolidated Financial Statements



CANADIAN PACIFIC RAILWAY

CONSOLIDATED BALANCE SHEET
(in millions of Canadian dollars)

	DECEMBER 31 2001 (unaudited)	DECEMBER 31 2000 (audited)
ASSETS		
Current assets		
Cash and short-term investments	556.9	120.3
Accounts receivable	464.1	495.3
Materials and supplies	102.3	131.0
Future income taxes	92.2	82.8
	1,215.5	829.4
Investments	94.9	105.2
Net properties	7,935.5	7,389.3
Other assets and deferred charges	607.1	484.3
Total assets	9,853.0	8,808.2
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	1,028.8	1,023.5
Income and other taxes payable	103.4	158.1
Dividend payable on Common Shares	20.2	-
Long-term debt maturing within one year	38.2	3.1
	1,190.6	1,184.7
Deferred liabilities	720.4	796.7
Long-term debt	3,709.0	2,276.3
Advances from affiliates	-	50.0
Future income taxes	1,095.5	937.7
Shareholders' equity		
Common Shares	1,114.1	-
Ordinary Shares	-	1,812.5
Contributed surplus	291.1	299.4
Foreign currency translation adjustments	125.5	84.3
Retained income	1,606.8	1,366.6
	3,137.5	3,562.8
Total liabilities and shareholders' equity	9,853.0	8,808.2

See Notes to Interim Consolidated Financial Statements



CANADIAN PACIFIC RAILWAY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31
(in millions of Canadian dollars)

	2001 (unaudited)	2000 (audited)
Operating activities		
Net income	410.4	532.3
Add (deduct) items not affecting cash flow		
Depreciation and amortization	334.4	304.7
Future income taxes	134.8	111.6
Amortization of deferred charges	43.0	28.3
Other	(5.5)	(1.3)
	917.1	975.6
Restructuring payments	(132.4)	(163.1)
Other operating activities, net	(30.4)	(134.9)
Change in non-cash working capital balances related to operations	4.2	(1.0)
Cash provided by operating activities	758.5	676.6
Investing activities		
Additions to properties	(566.4)	(586.1)
Other investments	3.8	11.3
Track dismantling (costs) net of proceeds from disposal of transportation properties	(27.0)	37.9
Cash used in investing activities	(589.6)	(536.9)
Financing activities		
Net dividends paid to CPL	(150.0)	(180.5)
Return of capital to CPL (Note 2)	(700.0)	-
Issuance of Common Shares	1.6	-
Issuance of long-term debt	2,395.6	599.8
Repayment of long-term debt	(1,221.2)	(0.9)
Equity contribution (to) from affiliate	(8.3)	1.5
Advances to affiliates	(50.0)	(479.3)
Cash provided by (used in) financing activities	267.7	(59.4)
Cash position		
Increase in net cash	436.6	80.3
Net cash at beginning of year	120.3	40.0
Net cash at end of year	556.9	120.3
Net cash defined as:		
Cash and short-term investments	556.9	120.3

See Notes to Interim Consolidated Financial Statements



CANADIAN PACIFIC RAILWAY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED DECEMBER 31
(in millions of Canadian dollars)

	2001 (unaudited)	2000 (unaudited)
Operating activities		
Net income	111.1	255.8
Add (deduct) items not affecting cash flow		
Depreciation and amortization	84.8	72.4
Future income taxes	46.4	(26.5)
Amortization of deferred charges	16.6	5.7
Other	-	(2.7)
	258.9	304.7
Restructuring payments	(43.7)	(70.7)
Other operating activities, net	110.3	67.0
Change in non-cash working capital balances related to operations	73.2	44.7
Cash provided by operating activities	398.7	345.7
Investing activities		
Additions to properties	(193.4)	(202.1)
Other investments	1.4	1.0
Track dismantling (costs) net of proceeds from disposal of transportation properties	(2.8)	(1.4)
Cash used in investing activities	(194.8)	(202.5)
Financing activities		
Net dividends paid to CPL	-	(90.0)
Issuance of Common Shares	1.6	-
Issuance of long-term debt	1,176.2	184.8
Repayment of long-term debt	(1,217.0)	(0.2)
Equity contribution to affiliate	-	(6.8)
Advances from (to) affiliates	286.8	(254.7)
Cash provided by (used in) financing activities	247.6	(166.9)
Cash position		
Increase (decrease) in net cash	451.5	(23.7)
Net cash at beginning of period	105.4	144.0
Net cash at end of period	556.9	120.3
Net cash defined as:		
Cash and short-term investments	556.9	120.3

See Notes to Interim Consolidated Financial Statements



CANADIAN PACIFIC RAILWAY

STATEMENT OF CONSOLIDATED RETAINED INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31
(in millions of Canadian dollars)

	2001	2000
	(unaudited)	(audited)
Balance, January 1, as previously reported	1,366.6	959.8
Adjustment for change in accounting policy	-	55.0
Balance, January 1, as restated	1,366.6	1,014.8
Net income for the period	410.4	532.3
Dividends declared		
Common Shares	(20.2)	-
Ordinary Shares	(150.0)	(180.5)
Balance, December 31	1,606.8	1,366.6

See Notes to Interim Consolidated Financial Statements



1. Basis of presentation

These unaudited consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Company's 2000 annual consolidated financial statements and should be read in conjunction with the annual financial statements.

2. Reorganization

For the periods prior to October 1, 2001, Canadian Pacific Railway Company ("CPRC") was a wholly-owned subsidiary of Canadian Pacific Limited ("CPL"). On October 1, 2001, as part of a corporate Plan of Arrangement, CPL distributed its interests in CPRC to a newly created publicly held company, Canadian Pacific Railway Limited ("CPRL"). As a result, CPRC is now a wholly-owned subsidiary of CPRL. As CPRL, CPRC and CPRC's subsidiaries (collectively referred to as "CPR" or "Canadian Pacific Railway") were under the control of CPL, the transaction was accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPRC became the historical financial information of newly formed CPRL. For more information regarding the Plan of Arrangement and corporate reorganization, please refer to the CPL Arrangement Circular dated August 3, 2001.

Prior to the corporate reorganization, CPRC paid a return of capital of $700.0 million to CPL. At December 31, 2001, CPR had recorded charges of $24.5 million related to the spin-off and to incentive compensation and $17.2 million in a spin-off related bridge financing fee.

3. Changes in accounting policy

Foreign currency translation

Effective January 1, 2002, there was a change in the accounting rules in Canada for the treatment of foreign exchange gains and losses. These changes have not been applied to these statements. The new rules will no longer allow for the deferral and amortization of foreign exchange gains/losses on long-term debt. Long-term debt of approximately CDN$3.0 billion denominated in U.S. dollars will have to be marked-to-market in Canadian dollars at the end of each reporting period. The impact on income will be partially mitigated by a designated net investment hedge of approximately CDN$1.3 billion in self-sustaining U.S. subsidiaries. These rules were adopted January 1, 2002, and will be applied retroactively. The unamortized deferred foreign exchange loss on long-term debt as at December 31, 2001, was $191.9 million. The resulting charge to retained earnings in 2002 for the change in accounting policy will be $165.1 million, net of future income tax effects of $26.8 million.



4. Other charges (income)

(in millions)	For the Three Months Ended December 31 2001	2000	For the Twelve Months Ended December 31 2001	2000
Amortization of discount on restructuring accruals	6.1	4.6	18.7	18.4
Change in discount on restructuring accruals	-	3.2	-	3.2
Amortization of discount related to workers' compensation	2.1	2.0	8.0	7.8
Amortization of foreign exchange losses on long-term debt	8.4	(0.9)	16.3	2.1
Other exchange gains	(5.6)	(18.7)	(14.8)	(17.3)
Charges on sale of accounts receivable	1.0	1.8	5.7	7.1
Other	3.0	1.3	8.8	1.8
	15.0	(6.7)	42.7	23.1

5. Restructuring charges and environmental remediation

At December 31, 2001, the provision for restructuring and environmental remediation was $551.0 million (December 31, 2000 - $676.9 million). This provision primarily includes labour liabilities for restructuring plans that are in many cases substantially implemented. The majority of the provision consists of expected residual payments to protected employees and the cost of a multi-year soil remediation program.

During the second quarter, CPR announced an additional restructuring initiative to reduce costs by eliminating 500 positions. The reductions occurred mostly in administrative areas, but also affected most operating areas, particularly fleet maintenance. The new initiative required an increase of $59.5 million to the provision. This change was offset by a net reduction of $65.0 million of previously accrued initiatives. The reductions resulted from a decrease in the number of surplus crews due to increases in traffic volumes, modifications to branchline rationalization plans resulting from changes in the regulatory environment, and reduced rationalization costs stemming from rule modifications in the latest collective agreements. In the fourth quarter, the provision was further reduced by $7.2 million due to experience gains.



6. Earnings per share

At December 31, 2001, the number of shares outstanding was 158.4 million.

Basic earnings per share have been calculated using net income for the year divided by the weighted average number of CPRL shares outstanding during the year. The weighted average number of shares was calculated using the number of shares issued as a result of the corporate reorganization for the first nine months of 2001 (see Note 2) and the actual number of shares outstanding for the last three months of the year. For the year ended December 31, 2000, basic earnings per share have been calculated using the number of shares outstanding immediately after completion of the corporate reorganization on October 5, 2001, being the date that former shareholders of CPL became shareholders of CPRL.

Diluted earnings per share have been calculated using the treasury stock method which gives affect to the dilutive value of outstanding options. At December 31, 2001, 0.9 million replacement options were outstanding which were exchanged for stock options held by CPL employees. A further 2.7 million new stock options were issued to CPR employees in the fourth quarter. The number of shares used in the earnings per share calculation is reconciled as follows:

	For the Three Months Ended December 31		For the Twelve Months Ended December 31	
	2001	2000	2001	2000
Net income (in millions of dollars)	111.1	255.8	410.4	532.3
In millions of shares				
Weighted average shares outstanding	158.3	158.3	158.3	158.3
Effect of dilutive stock options	0.6	0.4	0.5	0.4
Weighted average diluted shares outstanding	158.9	158.7	158.8	158.7
Basic earnings per share ($)	0.70	1.62	2.59	3.36
Diluted earnings per share ($)	0.70	1.61	2.58	3.35

7. Consolidated financial ratios

The following ratios are provided in connection with CPR's continuous offering of medium term notes, and are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated as at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

	December 31 2001	December 31 2000
Interest coverage on long-term debt (times)		
Income before spin-off related and incentive compensation charges	3.6	4.7
Income after spin-off related and incentive compensation charges	3.4	4.7
Net tangible asset coverage on long-term debt (times)		
Before the effect of future income taxes	2.1	2.9
After the effect of future income taxes	1.8	2.5



Other Financial Updates

Operating activities
Cash provided by operating activities for the year ended December 31, 2001, was $758.5 million, up $81.9 million from the year ended December 31, 2000. This increase is attributable to reduced payments related to restructuring initiatives, increased deferred revenue, mostly in fibre optics lease revenues, and reduced prepaid pension contribution.

At December 31, 2001, employee reductions related to all prior restructuring initiatives, including the initiatives announced earlier this year to eliminate 500 positions, were substantially complete; however, employment security and bridging payments related to these and prior year reductions will continue into future years.

Investing activities
Cash used in investing activities for the year ended December 31, 2001, has increased by $52.7 million from the prior year, to $589.6 million in 2001. This increase is due to a reduction in proceeds from the sale of transportation properties as there were no significant disposals during 2001. Proceeds from disposal of transportation properties for the year ended December 31, 2000, included proceeds from the sale of Toronto Terminal Railway and Weston Main Shop.

Financing activities
Cash provided by financing activities for the year ended December 31, 2001, increased by $327.1 million compared to the prior year. Bridge financing of $1,216.5 million was attained to facilitate the spin-off of CPR, including a $700 million return of capital paid to CPL as part of the Plan of Arrangement to create a publicly held company. New long-term debt of $1,176.2 million was issued in the fourth quarter of 2001. The proceeds from the debt issuance were primarily used to repay the bridge financing facility set up in February, 2001, to facilitate the Plan of Arrangement.

CPR has available, as sources of financing, credit facilities of up to $340 million as well as a shelf prospectus of $450 million.

Balance sheet
At December 31, 2001, CPR's assets totaled $9,853.0 million, an increase of $1,044.8 million from $8,808.2 million at December 31, 2000. The increase is due to capital additions to net properties and an increase in cash held in temporary investments.



Other Financial Updates (continued)

Financial Instruments

Forward foreign currency exchange contracts

At December 31, 2001, CPR had entered into foreign exchange contracts to sell approximately US$170.0 million at effective exchange rates ranging from 1.45 to 1.47 for the year 2002.

Commodity contracts

At December 31, 2001, CPR had entered into crude oil futures contracts to hedge 48% and 30% of its estimated fuel requirements for the years 2002 and 2003, respectively, at average prices of US$23.79 and US$22.03 per barrel, respectively.

Labour Issues

CPR currently has settlements in place with 77% of its unionized workforce in North America. In Canada, CPR has agreements in place with all seven labour organizations. Three extend to the end of 2002, two extend to the end of 2003 and two extend to the end of 2004. On CPR's Soo Line subsidiary, all sixteen bargaining units are up for re-negotiation. On the Delaware and Hudson subsidiary, agreements are in place with seven of the fourteen bargaining units.



CANADIAN PACIFIC RAILWAY

Summary of Rail Data

Fourth Quarter 2001	Fourth Quarter 2000	Fourth Quarter Variance	Fourth Quarter %		Year 2001	Year 2000	Year Variance	Year %
				Financial (millions)				
				Revenues				
$882.2	$882.2	$0.0	0.0	Freight	$3,496.7	$3,460.1	$36.6	1.1
68.5	45.8	22.7	49.6	Other	201.9	195.0	6.9	3.5
950.7	928.0	22.7	2.4		3,698.6	3,655.1	43.5	1.2
				Expenses *				
268.2	289.1	(20.9)	(7.2)	Compensation and benefits	1,122.1	1,147.8	(25.7)	(2.2)
97.4	110.0	(12.6)	(11.5)	Fuel	403.0	409.7	(6.7)	(1.6)
41.7	48.8	(7.1)	(14.5)	Materials	180.9	213.3	(32.4)	(15.2)
64.2	66.4	(2.2)	(3.3)	Equipment rents	272.1	266.7	5.4	2.0
84.8	72.4	12.4	17.1	Depreciation and amortization	334.4	304.7	29.7	9.7
133.0	108.7	24.3	22.4	Purchased services and other	545.1	467.7	77.4	16.5
689.3	695.4	(6.1)	(0.9)		2,857.6	2,809.9	47.7	1.7
261.4	232.6	28.8	12.4	Operating income *	841.0	845.2	(4.2)	(0.5)
15.0	(6.7)	21.7	-	Other charges (income)	42.7	23.1	19.6	-
66.6	45.5	21.1	-	Interest expense	209.6	167.0	42.6	-
62.3	69.7	(7.4)	-	Income tax expense *	218.7	254.5	(35.8)	-
117.5	124.1	(6.6)	(5.3)	Net income (excluding non-recurring items)	370.0	400.6	(30.6)	(7.6)
				Non-recurring items:				
(1.6)	-	(1.6)	-	Spin-off related and incentive compensation charges	(24.5)	-	(24.5)	-
(9.8)	-	(9.8)	-	Bridge financing fee related to spin-off	(17.2)	-	(17.2)	-
-	131.7	(131.7)	-	Income tax recovery	64.0	131.7	(67.7)	-
5.0	-	5.0	-	Income tax on non-recurring items	18.1	-	18.1	-
$111.1	$255.8	($144.7)	(56.6)	Net income	$410.4	$532.3	($121.9)	(22.9)
$0.74	$0.78	($0.04)	(5.1)	Basic earnings per share *	$2.34	$2.53	($0.19)	(7.5)
$0.74	$0.78	($0.04)	(5.1)	Diluted earnings per share *	$2.33	$2.52	($0.19)	(7.5)
158.3	158.3	0.0	0.0	Weighted average number of shares outstanding (millions)	158.3	158.3	0.0	0.0
72.5	74.9	(2.4)	-	Operating ratio (%) *	77.3	76.9	0.4	-
13.2	14.9	(1.7)	-	ROCE (%) **	13.2	14.9	(1.7)	-
50.4	38.3	12.1	-	Net debt to net debt + equity (%)	50.4	38.3	12.1	-
$246.4	$239.3	$7.1	3.0	EBIT (millions) **	$798.3	$822.1	($23.8)	(2.9)
$331.2	$311.7	$19.5	6.3	EBITDA (millions) **	$1,132.7	$1,126.8	$5.9	0.5

* Excludes non-recurring items.

** EBIT: Earnings before interest, taxes and non-recurring items.
EBITDA: Earnings before interest, taxes, depreciation and amortization, and non-recurring items.
ROCE: Return on capital employed = EBIT (last 12 months) divided by average net debt plus equity.


CANADIAN PACIFIC RAILWAY
1881

CANADIAN PACIFIC RAILWAY

Summary of Rail Data (Page 2)

Fourth Quarter 2001	Fourth Quarter 2000	Variance	%		Year 2001	Year 2000	Variance	%
				Commodity Data				
				Freight Revenues (millions)				
$196.5	$197.6	($1.1)	(0.6)	- Grain	$749.3	$755.2	($5.9)	(0.8)
123.3	107.0	16.3	15.2	- Coal	474.1	387.8	86.3	22.3
90.5	94.9	(4.4)	(4.6)	- Sulphur and fertilizers	380.7	425.8	(45.1)	(10.6)
90.4	90.6	(0.2)	(0.2)	- Forest products	354.4	365.9	(11.5)	(3.1)
102.2	114.0	(11.8)	(10.4)	- Industrial products	430.7	438.1	(7.4)	(1.7)
201.0	200.3	0.7	0.3	- Intermodal	803.6	781.9	21.7	2.8
78.3	77.8	0.5	0.6	- Automotive	303.9	305.4	(1.5)	(0.5)
$882.2	$882.2	$0.0	0.0	Total Freight Revenues	$3,496.7	$3,460.1	$36.6	1.1
				Millions of Revenue Ton Miles (RTMs)				
6,341	6,484	(143)	(2.2)	- Grain	24,785	25,329	(544)	(2.1)
6,263	5,744	519	9.0	- Coal	24,229	20,695	3,534	17.1
3,332	3,412	(80)	(2.3)	- Sulphur and fertilizers	14,941	16,169	(1,228)	(7.6)
2,623	2,741	(118)	(4.3)	- Forest products	10,684	11,502	(818)	(7.1)
3,102	3,364	(262)	(7.8)	- Industrial products	13,033	13,349	(316)	(2.4)
5,134	5,147	(13)	(0.3)	- Intermodal	20,347	20,778	(431)	(2.1)
686	649	37	5.7	- Automotive	2,603	2,587	16	0.6
27,481	27,541	(60)	(0.2)	Total RTMs	110,622	110,409	213	0.2
				Freight Revenue per RTM (cents)				
3.10	3.05	0.05	1.6	- Grain	3.02	2.98	0.04	1.3
1.97	1.86	0.11	5.9	- Coal	1.96	1.87	0.09	4.8
2.72	2.78	(0.06)	(2.2)	- Sulphur and fertilizers	2.55	2.63	(0.08)	(3.0)
3.45	3.31	0.14	4.2	- Forest products	3.32	3.18	0.14	4.4
3.29	3.39	(0.10)	(2.9)	- Industrial products	3.30	3.28	0.02	0.6
3.92	3.89	0.03	0.8	- Intermodal	3.95	3.76	0.19	5.1
11.41	11.99	(0.58)	(4.8)	- Automotive	11.67	11.81	(0.14)	(1.2)
3.21	3.20	0.01	0.3	Freight Revenue per RTM	3.16	3.13	0.03	1.0
				Carloads (thousands)				
88.9	93.1	(4.2)	(4.5)	- Grain	342.8	351.3	(8.5)	(2.4)
96.1	84.4	11.7	13.9	- Coal	379.2	314.6	64.6	20.5
40.4	40.2	0.2	0.5	- Sulphur and fertilizers	170.0	184.5	(14.5)	(7.9)
42.6	42.1	0.5	1.2	- Forest products	171.6	179.3	(7.7)	(4.3)
67.4	69.4	(2.0)	(2.9)	- Industrial products	276.2	286.2	(10.0)	(3.5)
230.8	226.5	4.3	1.9	- Intermodal	916.9	903.9	13.0	1.4
43.0	42.3	0.7	1.7	- Automotive	166.2	174.8	(8.6)	(4.9)
609.2	598.0	11.2	1.9	Total Carloads	2,422.9	2,394.6	28.3	1.2
				Freight Revenue per Carload ($)				
2,210	2,122	88	4.1	- Grain	2,186	2,150	36	1.7
1,283	1,268	15	1.2	- Coal	1,250	1,233	17	1.4
2,240	2,361	(121)	(5.1)	- Sulphur and fertilizers	2,239	2,308	(69)	(3.0)
2,122	2,152	(30)	(1.4)	- Forest products	2,065	2,041	24	1.2
1,516	1,643	(127)	(7.7)	- Industrial products	1,559	1,531	28	1.8
871	884	(13)	(1.5)	- Intermodal	876	865	11	1.3
1,821	1,839	(18)	(1.0)	- Automotive	1,829	1,747	82	4.7
1,448	1,475	(27)	(1.8)	Freight Revenue per Carload	1,443	1,445	(2)	(0.1)



CANADIAN PACIFIC RAILWAY

Summary of Rail Data (Page 3)

Fourth Quarter 2001	Fourth Quarter 2000	Variance	%		Year 2001	Year 2000	Variance	%
				Operations and Productivity				
52,951	52,939	12	0.0	Freight gross ton miles (GTM) (millions)	211,157	210,719	438	0.2
27,481	27,541	(60)	(0.2)	Revenue ton miles (RTM) (millions)	110,622	110,409	213	0.2
3.21	3.20	0.01	0.3	Freight revenue per RTM (cents)	3.16	3.13	0.03	1.0
2.51	2.52	(0.01)	(0.4)	Total operating expenses per RTM * (cents)	2.58	2.54	0.04	1.6
1.30	1.31	(0.01)	(0.8)	Total operating expenses per GTM * (cents)	1.35	1.33	0.02	1.5
15,840	17,519	(1,679)	(9.6)	Number of active employees at end of period	15,840	17,519	(1,679)	(9.6)
16,352	17,708	(1,356)	(7.7)	Average number of active employees	16,987	17,965	(978)	(5.4)
13,893	13,959	(66)	(0.5)	Miles of road operated at end of period	13,893	13,959	(66)	(0.5)
3,238	2,990	248	8.3	GTMs per average active employee (000)	12,431	11,729	702	6.0
3,811	3,792	19	0.5	GTMs per mile of road operated (000)	15,199	15,096	103	0.7
673	655	18	2.7	GTMs per active locomotive per day (000)	672	646	26	4.0
5,589	5,375	214	4.0	Average train weights (tons)	5,533	5,386	147	2.7
26.5	26.2	0.3	1.1	Average train speed (mph)	26.1	26.8	(0.7)	(2.6)
147	129	18	14.0	On line car miles per car day	150	134	16	11.9
1.27	1.30	(0.03)	(2.3)	U.S. gallons of fuel per 1,000 GTMs	1.26	1.30	(0.04)	(3.1)
0.82	0.95	(0.13)	(13.7)	Average fuel price excluding provincial fuel taxes (U.S. dollar per U.S. gallon)	0.88	0.90	(0.02)	(2.2)
3.8	4.1	(0.3)	(7.3)	FRA personal injuries per 200,000 employee hours	3.8	3.9	(0.1)	(2.6)
1.5	2.1	(0.6)	(28.6)	FRA train accidents per million train miles	1.9	2.0	(0.1)	(5.0)

* Excludes non-recurring items.